SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)
________________________

Steel Partners Holdings L.P.
(Name of Subject Company)
________________________

Steel Partners Holdings L.P.
(Names of Filing Persons - Offeror)
________________________

Common Units, No Par Value
(Title of Class of Securities)
________________________

85814R107
(CUSIP Number of Class of Securities)
________________________

James F. McCabe, Jr.
Chief Financial Officer
590 Madison Avenue, 32nd Floor,
New York, New York 10022
(212) 520-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300
________________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$49,000,000	$6,312

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that $49,000,000 in value of common units, no par value, of Steel Partners Holdings L.P. will be purchased at the maximum tender offer price of $17.50 per unit.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $6,312

Form or Registration No.: SC TO-I

Filing Party: Steel Partners Holdings L.P.

Date Filed: March 25, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on March 25, 2014, as amended and supplemented by Amendment No. 1 filed on April 24, 2014 (as amended and supplemented, the “Original Statement”) by Steel Partners Holdings L.P., a Delaware limited partnership (the “Company”), relating to the offer (the “Offer”) by the Company to purchase up to $49 million in value of its common units, no par value, at a price not less than $16.50 nor greater than $17.50 per unit, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated March 25, 2014 (the “Offer to Purchase”), a copy of which is attached to the Original Statement as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached to the Original Statement as Exhibit (a)(1)(B). The Original Statement, as amended by this Amendment No. 2, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of the Original Statement, as supplemented and amended by the information specifically provided herein.  Unless otherwise indicated, all references to “units” are to the Company’s common units, no par value.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

The items of the Original Statement set forth below are hereby amended and supplemented as follows:

Item 4.  TERMS OF THE TRANSACTION

Item 4 to the Original Statement is hereby amended and supplemented by adding the following information to the end thereof:

 The Offer expired at 5:00 P.M., Eastern Time, on April 23, 2014.  A total of 4,273,328 units were properly tendered and not withdrawn at or below the final Purchase Price of $16.50 per unit.   Since the Offer was oversubscribed, the Company, after taking into account priority given to holders of less than 100 units, as provided in the Offer to Purchase, accepted for purchase units on a pro-rata basis in proportion to the number of units tendered, using a proration factor of approximately 69.267%.  The Company has accepted for purchase an aggregate of 2,969,696 units at the final Purchase Price of $16.50, for a total cost of approximately $48,999,984, excluding fees and expenses related to the Offer.

Item 11.  ADDITIONAL INFORMATION

Item 11 to the Original Statement is hereby amended and supplemented by adding the following information to the end thereof:

On April 29, 2014, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 P.M., Eastern Time, on April 23, 2014. A copy of such press release is filed as Exhibit (a)(5)(C) to this Amendment No. 2 and is incorporated herein by reference.

Item 12.  EXHIBITS

Item 12 to the Original Statement is hereby amended and supplemented to add the following exhibit to the exhibit index:

(a)(5)(C)    Press release dated April 29, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEEL PARTNERS HOLDINGS L.P.
By:	Steel Partners Holdings GP Inc. its General Partner

By:	/s/ James F. McCabe, Jr.
Name:	James F. McCabe, Jr.
Title:	Chief Financial Officer

Date: April 29, 2014

Exhibit Index

Exhibit			Description
(a)	(1)	(A)	Offer to Purchase for Cash, dated March 25, 2014.*
		(B)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).*
		(C)	Notice of Guaranteed Delivery.*
		(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
		(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
	(5)	(A)	Press Release dated March 24, 2014 (Incorporated by reference to the Schedule TO-C filed by the Company on March 24, 2014).
		(B)	Press Release dated April 24, 2014.**
		(C)	Press Release dated April 29, 2014.
(b)	(1)
Credit Agreement, dated as of October 23, 2013, by and among SPH Group Holdings LLC, Steel Partners Holdings L.P., the lenders thereunder and PNC Bank, National Association, in its capacity as administrative agent for the lenders thereunder (Incorporated by reference to Exhibit 99.1 to Company's Report on Form 8-K dated October 23, 2013 filed with the Securities and Exchange Commission on October 28, 2013).

(2)
Pledge Agreement, dated as of October 23, 2013, by and among SPH Group Holdings LLC, Steel Partners Holdings L.P., and PNC Bank, National Association, as agent for the benefit of the lenders (Incorporated by reference to Exhibit 99.2 to Company's Report on Form 8-K dated October 23, 2013 filed with the Securities and Exchange Commission on October 28, 2013).

(d)	(1)
Fifth Amended and Restated Management Agreement by and among Steel Partners Holdings L.P., SPH Group LLC and SP General Services LLC, dated as of May 11, 2012 (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated October 10, 2013 filed with the Securities and Exchange Commission on October 15, 2013).

(2)
Second Amended and Restated Deferred Fee Agreement, dated as of October 31, 2002, as amended and restated as of January 1, 2005, and as further amended and restated as of July 15, 2009, by and between Steel Partners Holdings L.P. and WGL Capital Corp (Incorporated by reference to Exhibit 10.5 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(3)
Investor Services Agreement by and among Steel Partners Holdings L.P., Steel Partners LLC and WGL Capital Corp., dated July 15, 2009 (Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form 10 filed December 15, 2011).

(4)
Assignment and Assumption Agreement by and among Steel Partners II (Offshore) Ltd., WGL Capital Corp. and Steel Partners Holdings L.P., dated July 15, 2009 (Incorporated by reference to Exhibit 10.4 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(5)
Amended and Restated Services Agreement by and between Steel Partners Holdings L.P. and SP Corporate Services, LLC, effective as of dated July 15, 2009 (Incorporated by reference to Exhibit 10.8 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(6)
Management Services Agreement by and between SP Corporate Services LLC and Handy & Harman Ltd. and Handy & Harman Group Ltd., dated as of January 1, 2012 (Incorporated by reference to Exhibit 10.10 to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed January 20, 2012).

(7)
First Amendment to the Management Services Agreement by and between SP Corporate Services LLC and Handy & Harman Ltd. and Handy & Harman Group Ltd., dated as of March 27, 2013 (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated April 2, 2013 filed with the Securities and Exchange Commission on April 2, 2013).

(8)
Amended and Restated Management Services Agreement between SP Corporate Services LLC and Steel Excel Inc dated August 1, 2012 (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K dated January 9, 2014 filed with the Securities and Exchange Commission on January 14, 2014).

(9)
Amendment No. 1 to Amended and Restated Management Services Agreement between SP Corporate Services LLC and Steel Excel Inc. dated April 5, 2013 (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 8-K dated January 9, 2014 filed with the Securities and Exchange Commission on January 14, 2014).

(10)
Amendment No. 2 to Amended and Restated Management Services Agreement between SP Corporate Services LLC and Steel Excel Inc., effective January 1, 2014 (Incorporated by reference to Exhibit 10.3 to the Company's Report on Form 8-K dated January 9, 2014 filed with the Securities and Exchange Commission on January 14, 2014).

(g)	None.
(h)	Not applicable.

* Previously filed with the Original Statement on March 25, 2014.
** Previously filed with Amendment No. 1 on April 24, 2014.